SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

FRANKLIN CREDIT MANAGEMENT CORPORATION

(Name of the Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

Franklin Credit Management Corporation

(Name of Person Filing Statement)

353491103

(CUSIP Number of Class of Securities)

Kevin Gildea Franklin Credit Management Corporation 101 Hudson Street New Jersey, NJ 07302 (201) 604-4505

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,225	$1

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $6,225 by the Issuer in lieu of fractional shares immediately following a 1-for-200 reverse stock split to holders of fewer than 200 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.50 per pre-split share and approximately 12,450 pre-split shares, the estimated aggregate number of shares held by such holders.
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by .0001162.
☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: Schedule 13E-3

Filing Party: Franklin Credit Management Corporation

Date Filed: January 21, 2015

INTRODUCTION

This Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, by Franklin Credit Management Corporation, a Delaware corporation (the “Company”), in connection with a proposed transaction to deregister the Company’s shares of common stock, par value $0.01 per share (the “Common Stock”), under the federal securities laws. This Amendment No. 3 is being filed as a final amendment to the Schedule 13E-3 to report the results of the Rule 13E-3 transaction described below.

The Schedule 13E-3 was initially filed with the SEC on October 10, 2014 and was subsequently amended by Amendment No. 1 filed on November 6, 2014, and Amendment No. 2 filed on November 18, 2014.

On January 20, 2015, the Company filed amendments to its Certificate of Incorporation, as amended (the “Certificate of Incorporation”) that (i) effectuated a 1-for-200 reverse stock split (the “Reverse Stock Split”) of its outstanding shares of Common Stock, whereby each share of the Company’s Common Stock outstanding immediately prior to the Reverse Stock Split was converted into one two hundredth (1/200) of a share of post-Reverse Stock Split Common Stock, except that shares of Common Stock held by shareholders owning of record fewer than 200 shares of Common Stock immediately prior to the Reverse Stock Split were converted into the right to receive a cash payment of $0.50 for each share of Common Stock such shareholder held immediately before the Reverse Stock Split and (ii) immediately following the Reverse Stock Split, effectuated a 200-for-1 forward stock split, whereby each share of post-reverse-split stock was converted into two hundred (200) shares of Common Stock (the “Forward Stock Split” and together with the Reverse Stock Split, the “Reverse/Forward Stock Split”). On October 7, 2014, the amendments to the Certificate of Incorporation were approved by the Company’s Board of Directors at a special meeting of the Board of Directors and by the holders of a majority of the outstanding shares of the Company’s Common Stock, by written consent in lieu of a stockholder meeting.

Based on the information available to the Company as of the date hereof, the Reverse/Forward Stock Split reduced the number of record holders of the Common Stock to fewer than 300. The Company will file a Form 15 with the SEC to terminate registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended. The deregistration is expected to become effective 90 days after filing of the Form 15.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

FRANKLIN CREDIT MANAGEMENT CORPORATION

By:	/s/ Thomas J. Axon
Thomas J. Axon
Title: President and Chairman

Dated: January 21, 2015

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